July 2, 2014

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Apple Hospitality REIT, Schedule TO-T/A filed June 30, 2014, by Coastal Realty Business Trust et al.
SEC File No. 005-86821

Dear Ms. Duru:

Thank you for your voicemail to Ms. Simpson today, July 2, 2014, regarding our recent Schedule TO-T/A. I will respond to the questions you asked in the order in which you posed them.

1.
As we explained in the Schedule TO-T/A, we reduced the number of shares we were offering to purchase because based upon the response this far and on our experience in prior offers, it was exceedingly unlikely that we would receive more than 2,000,000 shares in the offer.  Thus, we wanted to free up that capital for other uses.

2.
The offer was “disseminated” on May 20, 2014, by publishing a summary advertisement and offering to mail materials to any shareholder for free.  However, we also made use of Rule 14d-5 and requested that the Company mail the materials to shareholders on our behalf.  For reasons beyond our control the actual materials were not mailed until June 6-9.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel